1500-1055 West Georgia St. Vancouver, BC Canada V6E 4N7 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN ANNOUNCES VOLUNTARY DELISTING FROM NYSE MKT

January 15, 2013 - Great Basin Gold Ltd. (the "Company") (NYSE MKT:GBG; JSE:GBG) previously reported in its news release dated December 24, 2012, the Company intends to delist voluntarily its common shares from NYSE MKT. Management's belief is that under the Company's current financial circumstances, it is not practicable for the Company to maintain a plan of compliance that would satisfy NYSE MKT's continued listing requirements. As such, the Board of Directors of the Company determined that it is in the best interests of the Company to delist voluntarily the Company's common stock from NYSE MKT. In connection therewith, the Company formally notified NYSE MKT on January 15, 2013 of the Company's intention to file a Form 25 - Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, with the SEC on or about January 25, 2013. The Company expects that the delisting will take effect on or about February 4, 2013. The Company has not arranged for listing and/or registration of its common shares on another national securities exchange or for quotation of its common shares in a quotation medium (as defined in Exchange Act Rule 15c2-11).

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Ray Dombrowski, Great Basin CEO or Peter Gibson, Great Basin CFO care of Alvarez & Marsal Canada ULC email: rdombrowski@alvarezandmarsal.com.

For further information on Great Basin Gold, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.